 Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-15 in this exhibit concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, "TOTAL" or the "Group") with respect to the fourth quarter of 2018 and year ended December 31, 2018, has been derived from TOTAL’s unaudited consolidated balance sheets as of December 31, 2018, unaudited statements of income, comprehensive income, cash flow and business segment information for the fourth quarter of 2018 and year ended December 31, 2018 and unaudited consolidated statements of changes in shareholders’ equity for the year ended December 31, 2018 presented on pages 16 to 30 of this exhibit. The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission ("SEC") on March 16, 2018.

A.	KEY FIGURES
4Q18	3Q18	4Q17	4Q18 vs 4Q17	in millions of dollars except earnings per share and number of shares	2018	2017	2018 vs 2017
52,495	54,717	47,351	+11%	Non-Group sales	209,363	171,493	+22%
3,885	4,548	3,359	+16%	Adjusted net operating income from business segments(a)	15,997	11,936	+34%
2,476	2,864	1,805	+37%	• Exploration & Production	10,210	5,985	+71%
176	272	232	-24%	• Gas, Renewables & Power	756	485	+56%
900	938	886	+2%	• Refining & Chemicals	3,379	3,790	-11%
333	474	436	-24%	• Marketing & Services	1,652	1,676	-1%
665	918	657	+1%	Net income (loss) from equity affiliates	3,170	2,015	+57%
0.40	1.47	0.37	+8%	Fully-diluted earnings per share ($)	4.24	3.34	+27%
2,637	2,637	2,536	+4%	Fully-diluted weighted-average shares (millions)	2,624	2,495	+5%
1,132	3,957	1,021	+11%	Net income (Group share)	11,446	8,631	+33%
5,190	6,484	5,103	+2%	Investments(b)	22,185	16,896	+31%
2,483	897	1,467	+69%	Divestments(c)	7,239	5,264	+38%
2,708	6,208	3,638	-26%	Net investments(d)	15,568	11,636	+34%
4,459	2,568	4,442	+0%	Organic investments(e)	12,426	14,395	-14%
211	475	107	x2	Resource acquisitions	4,493	714	x6.3
10,640	5,736	8,615	+24%	Cash flow from operations	24,703	22,319	+11%
				Of which:
6,425	(1,578)	2,206	x3	•(increase)/decrease in working capital(f)	769	827	-7%
(423)	(419)	(278)	+52%	•financial charges	(1,538)	(1,048)	+47%

____________

(a)     Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See "Analysis of business segment results" below for further details.

(b)     Including acquisitions and increases in non-current loans.

(c)     Including divestments and reimbursements of non-current loans.

(d)     "Net investments" = gross investments - divestments - repayment of non-current loans - other operations with non-controlling interests.

(e)     "Organic investments" = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. See page 13 of this exhibit.

(f)     The change in working capital as determined using the replacement cost method was $4,968 million in 4Q18, $(1,352) million in 3Q18, $2,660 million in 4Q17, $174 million in 2018 and $1,184 million in 2017. For information on the replacement cost method, refer to the introduction to "B. Analysis of business segment results". See also "C. Group results — Cash flow".

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 24-30 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

As of January 1, 2018, the reporting of the cash flow from operations at the segment level changed due to the transfer of financial charges to the Corporate segment. The Corporate segment includes the Group’s holdings operating and financial activities. As a result of this change in reporting, the 2017 comparative information has been restated at the segment level.

B.1.	Exploration & Production segment
Environment — liquids and gas price realizations*
4Q18	3Q18	4Q17	4Q18 vs 4Q17	hydrocarbon production	2018	2017	2018 vs 2017
68.8	75.2	61.3	+12%	Brent ($/b)	71.3	54.2	+32%
57.2	69.5	57.6	-1%	Average liquids price ($/b)	64.2	50.2	+28%
4.94	4.96	4.23	+17%	Average gas price ($/Mbtu)	4.78	4.08	+17%
46.9	55.4	43.3	+8%	Average hydrocarbons price ($/boe)	51.0	38.7	+32%

____________

*     Consolidated subsidiaries, excluding fixed margins.

Production
4Q18	3Q18	4Q17	4Q18 vs 4Q17	Hydrocarbon production	2018	2017	2018 vs 2017
2,876	2,804	2,613	+10%	Combined production (kboe/d)	2,775	2,566	+8%
1,589	1,611	1,389	+14%	• Liquids (kb/d)	1,566	1,346	+16%
6,994	6,557	6,832	+2%	• Gas (Mcf/d)	6,599	6,662	-1%
2,876	2,804	2,613	+10%	Combined production (kboe/d)	2,775	2,566	+8%
1,371	1,434	1,212	+13%	• Oil (including bitumen) (kb/d)	1,378	1,167	+18%
1,505	1,370	1,401	+7%	• Gas (including Condensates and associated LPG) (kboe/d)	1,397	1,398	n/a

Hydrocarbon production was 2,876 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter of 2018, an increase of 10% compared to 2017, due to the following:

•      +12% for start-ups and ramp-ups on new projects, notably Yamal LNG, Ichthys, Fort Hills, Kaombo North and Kashagan.

•      + 2% portfolio effect. The integration of Maersk Oil, as well as the acquisition of an additional 0.5% of Novatek, were partially offset by the expiration of the Mahakam permit at the end of 2017 and the sales of Visund in Norway and Rabi in Gabon.

•      -4% for natural field declines and PSC price effect(1).

 For the full-year 2018, hydrocarbon production was 2,775 kboe/d, an increase of more than 8% compared to 2017, due to:

•      +9% for start-ups and ramp-ups on new projects, notably Yamal LNG, Moho Nord, Fort Hills, Kashagan, Kaombo Norte and Ichthys.

•      +3%portfolio effect. The addition of Maersk Oil, Al Shaheen in Qatar, Waha in Libya, Lapa and Iara in Brazil as well as the acquisition of an additional 0.5% of Novatek were partially offset by the expiration of the Mahakam permit at the end of 2017 and the sales of Visund in Norway and Rabi in Gabon.

•      -4% for natural field declines and PSC price effect.

Results
4Q18	3Q18	4Q17	4Q18 vs 4Q17	in millions of dollars	2018	2017	2018 vs 2017
2,390	2,734	2,185	+9%	Non-Group sales	10,989	8,477	+30%
1,802	3,999	(5)	n/a	Operating income	12,570	2,792	x4.5
647	829	348	+86%	Net income (loss) from equity affiliates and other items	2,686	1,546	+74%
43.7%	47.6%	42.8%		Effective tax rate*	46.5%	41.2%
(771)	(1,975)	(537)	+44%	Tax on net operating income	(6,068)	(2,233)	x2.7
1,678	2,853	(194)	n/a	Net operating income	9,188	2,105	x4.4
798	11	1,999	-60%	Adjustments affecting net operating income	1,022	3,880	-74%
2,476	2,864	1,805	+37%	Adjusted net operating income**	10,210	5,985	+71%
706	614	419	+68%	• of which income from equity affiliates	2,341	1,542	+52%
3,635	2,796	3,490	+4%	Investments	15,282	12,802	+19%
1,638	563	1,334	+23%	Divestments	4,952	1,918	x2.6
3,168	1,847	3,120	+2%	Organic investments	9,186	11,310	-19%

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*      "Effective tax rate" = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**    Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

____________

(1)    The "PSC price effect" refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.

The Exploration & Production segment’s adjusted net operating income was:

•      $2,476 million in the fourth quarter 2018, an increase of 37% compared to the fourth quarter 2017. The Group benefited fully from the increase in hydrocarbon prices and strong production growth.

•      $10,210 million for the full-year 2018, an increase of 71% compared to 2017 for the same reasons as above and despite a tax rate that increased in line with the increase in hydrocarbon prices.

The effective tax rate increased from 41.2% in 2017 to 46.5% in 2018, in line with the increase in oil prices.

Technical costs for consolidated subsidiaries, calculated in accordance with ASC 932(2) standards, continued decreasing to $18.9/boe in 2018, including $5.7/boe of Opex, compared to $19.5/boe in 2017, including $5.4/boe of Opex.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the fourth quarter of 2018, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $798 million notably due to the impairment on Ichthys related to the sale of a partial interest by the Group, compared to a positive impact of $1,999 million in the fourth quarter of 2017.

The segment’s cash flow from operating activities excluding financial charges was $6,785 million in the fourth quarter of 2018, an increase of 63% compared to $4,174 million in the fourth quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost(1) and excluding financial charges in the fourth quarter of 2018 was $4,412 million, an increase of 3% compared to $4,263 million in the fourth quarter of 2017, partially offset by the decrease in oil prices in Canada.

For the full-year 2018, the segment’s cash flow from operating activities excluding financial charges was $19,803 million, an increase of 54% compared to $12,821 million for the full-year 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges for the full-year 2018 was $19,374 million, an increase of 31% compared to $14,753 million for the full-year 2017, for the same reason mentioned above. The Exploration & Production segment generated $10.2 billion of operating cash flow before working capital changes less organic investments for the full-year 2018.

 ____________

(1)   FASB Accounting Standards Codification Topic 932, Extractive industries - Oil and Gas.

(2)   Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to the introduction to "B. Analysis of business segment results", above. The reconciliation table for different cash flow figures is set forth under "Cash Flow" on page 13 of this exhibit.

B.2.	Gas, Renewables & Power segment
Results
4Q18	3Q18	4Q17	4Q18 vs 4Q17	in millions of dollars	2018	2017	2018 vs 2017
3,510	5,267	4,083	-14%	Non-Group sales	16,136	12,854	+26%
130	103	(310)	n/a	Operating income	(140)	(276)	-49%
91	65	51	+78%	Net income (loss) from equity affiliates and other items	318	31	x10.2
(106)	(33)	(86)	+23%	Tax on net operating income	(173)	(140)	+24%
115	135	(345)	n/a	Net operating income	5	(385)	n/a
61	137	577	-89%	Adjustments affecting net operating income	751	870	-14%
176	272	232	x0.8	Adjusted net operating income*	756	485	x1.6
210	3,001	306	-31%	Investments	3,539	797	x4.4
319	129	46	x6.9	Divestments	931	73	x12.8
210	165	85	x2.5	Organic investments	511	353	+45%

____________

*     Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income for the Gas, Renewables & Power segment was $176 million in the fourth quarter 2018, 0.8 times lower than $232 million in the fourth quarter 2017. For the full-year 2018, adjusted net operating income was $756 million, notably thanks to the good performance of LNG and gas/power trading activities, 1.6 times higher than $485 million in the full-year 2017. The acquisitions of Direct Energie and the LNG business of Engie account for the increase in investments to $3.5 billion in the full-year 2018, 4.4 times higher than compared to $797 million in the full-year 2017. The increase in working capital related to the consolidation of the acquisitions of Direct Energie and the LNG business of Engie was mainly responsible for the negative cash flow from operations in the full-year 2018.

Adjusted net operating income for the Gas, Renewables & Power segment excludes special items. In the fourth quarter of 2018, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $61 million compared to a positive impact of $577 million in the fourth quarter of 2017.

The segment’s cash flow from operating activities excluding financial charges was $(41) million in the fourth quarter of 2018, compared to $667 million in the fourth quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges was $116 million in the fourth quarter of 2018, 4.6 times higher than compared to $25 million in the fourth quarter of 2017.

For the full-year 2018, the segment’s cash flow from operating activities excluding financial charges was $(670) million compared to $1,055 million for the full-year 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges was $513 million for the full-year 2018, an increase of 74% compared to $294 million for the full-year 2017.

B.3.	Refining & Chemicals segment
Refinery throughput and utilization rates*
4Q18	3Q18	4Q17	4Q18 vs 4Q17		2018	2017	2018 vs 2017
1,886	1,953	1,842	+2%	Total refinery throughput (kb/d)	1,852	1,827	+1%
591	654	648	-9%	• France	610	624	-2%
809	795	784	+3%	• Rest of Europe	755	767	-2%
486	504	410	+19%	• Rest of world	487	436	+12%
90%	92%	91%		Utilization rates based on crude only**	88%	88%

____________

*     Includes share of TotalErg, and African refineries reported in the Marketing & Services segment.

**    Based on distillation capacity at the beginning of the year.

Refinery throughput:

•        increased by 2% in the fourth quarter 2018 compared to the fourth quarter 2017, as a result of the good availability of the units and their high utilization rate.

•        was stable in full-year 2018 compared to full-year 2017. Lower throughput in Europe linked to planned maintenance, notably at Antwerp during the second quarter, was offset by higher throughput outside Europe.

Results
4Q18	3Q18	4Q17	4Q18 vs 4Q17	in millions of dollars	2018	2017	2018 vs 2017
29.1	39.9	35.5	-18%	European refining margin indicator - ERMI ($/t)	32.3	40.9	-21%
23,365	23,572	20,661	+13%	Non-Group sales	92,025	75,505	+22%
(534)	1,142	1,248	n/a	Operating income	2,513	4,170	-40%
144	221	199	-28%	Net income (loss) from equity affiliates and other items	782	2,979	-74%
230	(292)	(67)	n/a	Tax on net operating income	(445)	(944)	-53%
(160)	1,071	1,380	n/a	Net operating income	2,850	6,205	-54%
1,060	(133)	(494)	n/a	Adjustments affecting net operating income	529	(2,415)	n/a
900	938	886	+2%	Adjusted net operating income*	3,379	3,790	-11%
668	377	710	-6%	Investments	1,781	1,734	+3%
482	88	36	x13.4	Divestments	919	2,820	-67%
615	295	684	-10%	Organic investments	1,604	1,625	-1%

____________

*     Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

The Group’s European refining margin indicator ("ERMI") was $29.1/t in the fourth quarter 2018, a decrease of 18% compared to the fourth quarter 2017, and $32.3/t for the full-year 2018, a decrease of 21%, mainly due to rising crude oil prices. The petrochemicals environment remained favorable in the fourth quarter 2018; although margins in Europe were lower than last year, affected by the higher price of raw materials.

In this context, the Refining & Chemicals segment’s adjusted net operating income was resilient:

•    $900 million in the fourth quarter 2018, an increase of 2% compared to the fourth quarter 2017; and

•    $3,379 million for the full-year 2018, a decrease of 11% compared to the full-year 2017.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter of 2018, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $963 million compared to a negative impact of $354 million in the fourth quarter of 2017. The exclusion of special items in the fourth quarter of 2018 had a positive impact on the segment’s adjusted net operating income of $97 million compared to a negative impact of $140 million in the fourth quarter of 2017.

The segment’s cash flow from operating activities excluding financial charges was $3,080 million in the fourth quarter of 2018, an increase of 2% compared to $3,030 million in the fourth quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges in the fourth quarter of 2018 was $1,276 million, an increase of 12% compared to $1,142 million in the fourth quarter of 2017.

For the full-year 2018, the segment’s cash flow from operating activities excluding financial charges was $4,308 million, a decrease of 42% compared to $7,411 million for the full-year 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges was $4,388 million for the full-year 2018, a decrease of 7% compared to $4,728 million for the full-year 2017.

B.4.	Marketing & Services segment
Petroleum product sales
4Q18	3Q18	4Q17	4Q18 vs 4Q17	sales in kb/d*	2018	2017	2018 vs 2017
1,786	1,818	1,821	-2%	Total Marketing & Services sales	1,801	1,779	+1%
986	1,024	1,046	-6%	• Europe	1,001	1,049	-5%
800	794	775	+3%	• Rest of world	800	730	+10%

____________

*     Excludes trading and bulk refining sales (see page 12 of this exhibit); includes share of TotalErg.

Petroleum product sales increased by 1% in the full-year 2018 compared to the full-year 2017. The sale of TotalErg in Italy was offset by higher sales in the rest of the world.

Results
4Q18	3Q18	4Q17	4Q18 vs 4Q17	in millions of dollars	2018	2017	2018 vs 2017
23,226	23,144	20,419	+14%	Non-Group sales	90,206	74,634	+21%
253	569	511	-50%	Operating income	1,841	1,819	+1%
5	109	76	-93%	Net income (loss) from equity affiliates and other items	307	497	-38%
(69)	(166)	(157)	-56%	Tax on net operating income	(532)	(561)	-5%
189	512	430	-56%	Net operating income	1,616	1,755	-8%
144	(38)	6	x24	Adjustments affecting net operating income	36	(79)	n/a
333	474	436	-24%	Adjusted net operating income*	1,652	1,676	-1%
627	293	570	+10%	Investments	1,458	1,457	n/a
38	117	45	-16%	Divestments	428	413	+4%
424	245	533	-20%	Organic investments	1,010	1,019	-1%

____________

*     Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

The Marketing & Services segment’s adjusted net operating income was $333 million in the fourth quarter of 2018, a decrease of 24% compared to the fourth quarter of 2017, and $1,652 million for the full-year 2018, a decrease of 1% compared to the full-year 2017.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter of 2018, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $113 million compared to a negative impact on the segment’s adjusted net operating income of $11 million. The exclusion of special items in the fourth quarter of 2018 had a positive impact on the segment’s adjusted net operating income of $31 million compared to a positive impact of $17 million in the fourth quarter of 2017.

The segment’s cash flow from operating activities excluding financial charges was $1,226 million in the fourth quarter of 2018, an increase of 21% compared to $1,015 million in the fourth quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges in the fourth quarter of 2018 was $500 million, a decrease of 22% compared to $644 million in the fourth quarter of 2017.

For the full-year 2018, the segment’s cash flow from operating activities excluding financial charges was $2,759 million, an increase of 24% compared to $2,221 million for the full-year 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges for the full-year 2018 was $2,156 million, a decrease of 4% compared to $2,242 million for the full-year 2017.

C.	GROUP RESULTS
Net income (Group share)

Net income (Group share) was $1,132 million in the fourth quarter of 2018, an increase of 11% compared to $1,021 million in the fourth quarter of 2017. It was $11,446 million for the full-year 2018 compared to $8,631 million in 2017, an increase of 33%.

In line with the contribution from the segments, adjusted net income was:

•        $3,164 million in the fourth quarter 2018, a 10% increase compared to the fourth quarter 2017.

•        $13,559 million for the full-year 2018, a 28% increase compared to full-year 2017.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.(1)

Total adjustments affecting net income(2) were:

•        $-2,032 million in the fourth quarter 2018, mainly due to a $1.1 billion inventory effect linked to the decrease in oil prices and notably an impairment on Ichthys related to the sale of a partial interest by the Group.

•        $-2,113 million for the full-year 2018 for the reasons above as well as the impairment of production facilities by SunPower.

      Fully-diluted earnings per share and share buyback

In the context of the shareholder return policy announced in February 2018, the Group has bought back shares since then, including:

•        on the one hand, the buyback of shares issued in 2018 under scrip dividend option in order to cancel any dilution related to the exercise of this option: 21.6 million shares repurchased in the fourth quarter 2018 and 47.2 million shares in 2018.

•        on the other hand, the buyback of additional shares: 8.6 million shares repurchased in the fourth quarter 2018 for $500 million and 24.7 million shares in 2018 for $1.5 billion.

•        on December 31, 2018, the number of fully-diluted shares was 2,623 million.

Divestments — acquisitions

Asset sales completed were:

•         $2,101 million in the fourth quarter 2018, comprised mainly of the sale of a 4% interest in the Ichthys project in Australia and the sale of the Group’s share of the LNG re-gas terminal at Dunkirk.

•        $5,172 million for the full-year 2018, comprised mainly of the elements mentioned above as well as the sale of Joslyn in Canada, Rabi in Gabon, the Martin Linge and Visund fields in Norway, an interest in Fort Hills in Canada, SunPower’s sale of its interest in 8point3, the marketing activities of TotalErg in Italy, the Marketing & Services network in Haiti, and the contribution of the Bayport polyethylene unit in the United States to the joint venture formed with Borealis and Nova in which TOTAL holds 50%.

 Acquisitions completed were:

•        $350 million in the fourth quarter 2018, comprised mainly of the extension of licenses in Nigeria and the acquisition of a network of service stations in Brazil.

•        $8,314 million for the full-year in 2018, comprised of the elements above as well as notably the acquisitions of Direct Energie, Engie’s LNG business, the increase in the share of Novatek to 19.4%, interests in the Iara and Lapa fields in Brazil, two new 40-year offshore concessions in Abu Dhabi and the acquisition of offshore assets from Cobalt in the Gulf of Mexico.

____________

(1)    Details shown on page 13 of this exhibit.

(2)    Details shown on pages 13, 24, 29 and 30 of this exhibit.

Cash flow

The Group’s cash flow from operating activities in the fourth quarter of 2018 was $10,640 million, an increase of 24% compared to $8,615 million in the fourth quarter of 2017. The change in working capital at replacement cost in the fourth quarter of 2018, which is the (increase)/decrease in working capital of $(6,425) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $(1,457) million, was $4,968 million compared to $2,660 million in the fourth quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost in the fourth quarter of 2018 was $5,672 million, a decrease of 5% compared to $5,955 million in the fourth quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges in the fourth quarter of 2018 was $6,095 million, a decrease of 2% compared to $6,233 million in the fourth quarter of 2017.The Group’s net cash flow(1) was $2,964 million in the fourth quarter of 2018 compared to $2,317 million in the fourth quarter of 2017, notably as a result of the $930 million decrease in net investments.

For the full-year 2018, the Group’s cash flow from operating activities was $24,703 million, an increase of 11% compared to $22,319 million for the full-year 2017. The change in working capital at replacement cost for the full-year 2018, which is the (increase)/decrease in working capital of $769 million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $(595) million, was $174 million compared to $1,184 million for the full-year 2017. Operating cash flow excluding the change in working capital at replacement cost for the full year 2018 was $24,529 million, an increase of 16% compared to $21,135 million for the full-year 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges for the full-year 2018 was $26,067 million, an increase of 18% compared to $22,183 million for the full-year 2017. The Group’s net cash flow was $8,961 million for the full-year 2018 compared to $9,499 million for the full-year 2017, partially offset by a $3,394 million increase in operating cash flow before changes in working capital.

D.	PROFITABILITY

Return on equity for the twelve months ended December 31, 2018, was 12.2%, an increase compared to the full-year 2017.

in millions of dollars	01/01/2018 - 12/31/2018	10/01/2017 - 09/30/2018	01/01/2017 - 12/31/2017
Adjusted net income	13,964	13,679	10,762
Average adjusted shareholders’ equity	114,183	114,729	106,078
Return on equity (ROE)	12.2%	11.9%	10.1%

Return on average capital employed increased to 11.8% in 2018 from 9.4% for the full-year 2017.

in millions of dollars	01/01/2018 - 12/31/2018	10/01/2017 - 09/30/2018	01/01/2017 - 12/31/2017
Adjusted net income	15,691	15,295	11,958
Average capital employed	133,123	138,242	127,575
ROACE	11.8%	11.1%	9.4%
E.	2019 SENSITIVITIES *
	Scenario retained	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	$1.2/€	+/- $0.1 per €	-/+ $0.1 B	~ $0 B
Average Liquids Price	$60/b**	+/- $10/b	+/- $2.7 B	+/- $3.2 B
European refining margin indicator (ERMI)	$35/t	+/- $10/t	+/- $0.5 B	+/- $0.6 B

____________

*      Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2018. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

**    Based on a $60/b Brent environment.

____________

(1)  "Net cash flow" = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

F.	SUMMARY AND OUTLOOK

Since the start of 2019, Brent has traded around $60/b in a context of oil supply and demand near the record-high level of 100 Mb/d. In a volatile environment, the Group is pursuing its strategy for integrated growth along the oil, gas and low-carbon electricity chains.

The Group has clear visibility on its 2019 cash flow, supported by the strong contribution of project start-ups in 2018 and recent acquisitions.

The Group maintains financial discipline to reduce its breakeven to remain profitable across a broader range of environments. In particular, it is targeting cost reductions of $4.7 billion, projected net investments of $15-16 billion in 2019, and an Opex target of $5.5/boe.

In Exploration & Production, production is expected to grow by more than 9% in 2019, thanks to the ramp-ups of Kaombo North, Egina and Ichthys plus the start-ups of Iara 1 in Brazil, Kaombo South in Angola, Culzean in the UK and Johan Sverdrup in Norway. Determined to take advantage of the favorable cost environment, the Group plans to launch projects in 2019, notably including Mero 2 in Brazil, Tilenga and Kingfisher in Uganda and Arctic LNG 2 in Russia.

The Group is pursuing its strategy for profitable growth along the integrated gas and low-carbon electricity chains. Effective 2019, the Group will report the new iGRP segment (integrated Gas, Renewables & Power) which combines the Gas, Renewables & Power segment with the upstream gas and LNG activities currently reported within the Exploration & Production segment.

Affected by an abundance of available products, European refining margins have been very volatile since the start of the year. In 2019, the Downstream will continue to rely on its diversified portfolio, notably its integrated Refining & Chemical platforms in the U.S. and Asia-Middle East as well as its non-cyclical Marketing & Services segment.

In this context, the Group is continuing to implement its shareholder return policy announced in February 2018, by increasing the dividend in 2019 by 3.1%, in line with the objective to increase the dividend by 10% over the 2018-20 period. Taking into account its strong financial position, the Group will eliminate the scrip dividend option from June 2019. Within the framework of its program to buy back $5 billion of shares over the 2018-20 period, the Group expects to buy back $1.5 billion of its shares in 2019 in a $60/b Brent environment.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words "believes", "expects", "anticipates", "intends", "plans", "targets", "estimates" or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•    material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•    changes in currency exchange rates and currency devaluations;

•    the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•    uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•    uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•    changes in the current capital expenditure plans of TOTAL;

•    the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•    the financial resources of competitors;

•    changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•    the quality of future opportunities that may be presented to or pursued by TOTAL;

•    the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•    the ability to obtain governmental or regulatory approvals;

•    the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•    the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•    changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•    the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•    the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under "Item 3. -3.2 Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in TOTAL’s Form 20-F for the year ended December 31, 2017.

OPERATING INFORMATION BY SEGMENT

•    Exploration & Production

4Q18	3Q18	4Q17	4Q18 vs 4Q17	Combined liquids and gas production by region (kboe/d)	2018	2017	2018 vs 2017
997	910	764	+30%	Europe and Central Asia	909	761	+19%
661	676	659	n/a	Africa	670	654	+3%
655	687	595	+10%	Middle East and North Africa	666	559	+19%
386	399	356	+8%	Americas	389	348	+12%
176	132	239	-26%	Asia-Pacific	141	244	-42%
2,876	2,804	2,613	+10%	Total production	2,775	2,566	+8%
699	645	656	+7%	• Including equity affiliates	671	639	+5%

4Q18	3Q18	4Q17	4Q18 vs 4Q17	Liquids production by region (kb/d)	2018	2017	2018 vs 2017
363	341	265	+37%	Europe and Central Asia	334	265	+26%
509	528	501	+2%	Africa	513	502	+2%
503	538	457	+10%	Middle East and North Africa	520	419	+24%
191	186	137	+40%	Americas	183	132	+39%
22	18	29	-24%	Asia-Pacific	16	28	-43%
1,589	1,611	1,389	+14%	Total production	1,566	1,346	+16%
231	221	311	-26%	• Including equity affiliates	247	283	-13%

4Q18	3Q18	4Q17	4Q18 vs 4Q17	Gas production by region (Mcf/d)	2018	2017	2018 vs 2017
3,416	3,069	2,657	+29%	Europe and Central Asia	3,100	2,672	+16%
738	776	980	-25%	Africa	785	759	+3%
843	830	759	+11%	Middle East and North Africa	806	772	+4%
1,094	1,198	1,225	-11%	Americas	1,160	1,212	-4%
903	684	1,211	-25%	Asia-Pacific	748	1,247	-40%
6,994	6,557	6,832	+2%	Total production	6,599	6,662	-1%
2,524	2,313	2,022	+25%	• Including equity affiliates	2,281	1,916	+19%

4Q18	3Q18	4Q17	4Q18 vs 4Q17	Liquefied natural gas	2018	2017	2018 vs 2017
3.32	2.78	2.67	+24%	LNG sales* (Mt)	11.07	11.23	-1%

____________

*      Sales, Group share, excluding trading; 2017 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2017 SEC coefficient.

•    Downstream (Refining & Chemicals and Marketing & Services)

4Q18	3Q18	4Q17*	4Q18 vs 4Q17	Petroleum product sales by region (kb/d)**	2018	2017*	2018 vs 2017
2,062	2,030	2,000	+3%	Europe	1,984	2,086	-5%
778	760	639	+22%	Africa	736	615	+20%
767	979	476	+61%	Americas	827	561	+47%
531	569	727	-27%	Rest of world	606	757	-20%
4,138	4,338	3,842	+8%	Total consolidated sales	4,153	4,019	+3%
593	581	587	+1%	• Including bulk sales	575	581	-1%
1,759	1,939	1,434	+23%	• Including trading	1,777	1,659	+7%

____________

*     2017 data restated.

**    Includes share of TotalErg.

ADJUSTMENT ITEMS

•    Adjustments to net income (Group share)

4Q18	3Q18	4Q17	in millions of dollars	2018	2017
(1,026)	(152)	(2,218)	Special items affecting net income (Group share)	(1,731)	(2,213)
(2)	89	188	• Gain (loss) on asset sales	(16)	2,452
(32)	(39)	(5)	• Restructuring charges	(138)	(66)
(1,259)	(88)	(2,060)	• Impairments	(1,595)	(3,884)
267	(114)	(341)	• Other	18	(715)
(1,052)	160	354	After-tax inventory effect: FIFO vs. replacement cost	(420)	282
46	(9)	13	Effect of changes in fair value	38	(16)
(2,032)	(1)	(1,851)	Total adjustments affecting net income	(2,113)	(1,947)

INVESTMENTS — DIVESTMENTS

4Q18	3Q18	4Q17	4Q18 vs 4Q17	in millions of dollars	2018	2017	2018 vs 2017
4,459	2,568	4,442	n/a	Organic investments (a)	12,426	14,395	-14%
306	156	181	+69%	• Capitalized exploration	711	619	+15%
160	147	207	-23%	• Increase in non-current loans	618	961	-36%
(382)	(688)	(348)	x1.1	• Repayment of non-current loans	(2,067)	(1,025)	x2
350	3,228	313	x1.1	Acquisitions (b)	7,692	1,476	x5.2
2,101	209	1,119	+88%	Asset sales (c)	5,172	4,239	+22%
(1)	(621)	(2)	-50%	Other transactions with non-controlling interests (d)	(622)	(4)	n/a
2,708	6,208	3,638	-26%	Net investments (a + b - c - d)	15,568	11,636	+34%

CASH FLOW

4Q18	3Q18	4Q17	4Q18 vs 4Q17	in millions of dollars	12M18	12M17	12M18 vs 12M17
6,095	7,507	6,233	-2%	Operating cash flow before working capital changes w/o financial charges (DACF)(1)	26,067	22,183	+18%
(423)	(419)	(278)	+52%	• Financial charges	(1,538)	(1,048)	+47%
5,672	7,088	5,995	-5%	Operating cash flow before working capital changes (a)	24,529	21,135	+16%
6,425	(1,578)	2,206	n/a	• (Increase) decrease in working capital	769	827	-7%
(1,457)	226	454	n/a	• Inventory effect	(595)	357	n/a
10,640	5,736	8,615	+24%	Cash flow from operations	24,703	22,319	+11%

4,459	2,568	4,442	n/a	Organic investments (b)	12,426	14,395	-14%
1,213	4,520	1,513	-20%	Free cash flow after organic investments, w/o net asset sales (a-b)	12,103	6,740	x1.8

2,708	6,208	3,638	-26%	Net investments (c)	15,568	11,636	+34%
2,964	880	2,317	+28%	Net cash flow (a-c)	8,961	9,499	-6%

 ____________

(1) DACF= debt adjusted cash flow, is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges.

GEARING RATIO

in millions of dollars	12/31/2018	09/30/2018	12/31/2017
Current borrowings	13,306	15,180	11,096
Net current financial assets	(3,176)	(2,884)	(3,148)
Net financial assets classified as held for sale	(15)	(14)	0
Non-current financial debt	40,129	41,088	41,430
Hedging instruments of non-current debt	(680)	(1,129)	(679)
Cash and cash equivalents	(27,907)	(25,252)	(33,185)
Net debt (a)	21,657	26,989	15,424
Shareholders’ equity - Group share	115,640	118,193	111,556
Non-controlling interests	2,474	2,430	2,481
Shareholders’ equity (b)	118,114	120,623	114,037
Net-debt-to-capital ratio = a/(a+b)	15.5%	18.3%	11.9%

RETURN ON AVERAGE CAPITAL EMPLOYED

•    Full-year 2018

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	10,210	756	3,379	1,652
Capital employed at 12/31/2017*	107,921	4,692	11,045	6,929
Capital employed at 12/31/2018*	114,885	9,261	10,599	6,442
ROACE	9.2%	10.8%	31.2%	24.7%

•    Twelve months ended September 30, 2018

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	9,539	812	3,365	1,755
Capital employed at 09/30/2017*	110,114	5,388	11,919	6,871
Capital employed at 09/30/2018*	118,820	9,871	12,884	6,841
ROACE	8.3%	10.6%	27.1%	25.6%

•    Full-year 2017

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	5,985	485	3,790	1,676
Capital employed at 12/31/2016*	107,617	4,976	11,618	5,884
Capital employed at 12/31/2017*	107,921	4,692	11,045	6,929
ROACE	5.6%	10.0%	33.4%	26.2%

____________

*     At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	Brent ($/b)	Average liquids price* ($/b)	Average gas price ($/Mbtu)*	ERMI** ($/t)***
Fourth quarter 2018	1.14	68.8	57.2	4.94	29.1
Third quarter 2018	1.16	75.2	69.5	4.96	39.9
Second quarter 2018	1.19	74.4	69.5	4.49	34.7
First quarter 2018	1.23	66.8	60.4	4.73	25.6
Fourth quarter 2017	1.18	61.3	57.6	4.23	35.5

____________

*      Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.

**     The European refining margin indicator ("ERMI") is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

***   $1/t = $0.136/b.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

(M$) (a)	4th quarter 2018	3rd quarter 2018	4th quarter 2017
Sales	52,495	54,717	47,351
Excise taxes	(6,183)	(6,317)	(5,909)
Revenues from sales	46,312	48,400	41,442
Purchases, net of inventory variation	(33,420)	(32,351)	(27,659)
Other operating expenses	(6,913)	(6,873)	(6,586)
Exploration costs	(201)	(234)	(287)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,362)	(3,279)	(5,691)
Other income	482	581	512
Other expense	(315)	(355)	(570)
Financial interest on debt	(529)	(536)	(352)
Financial income and expense from cash & cash equivalents	(30)	(63)	(45)
Cost of net debt	(559)	(599)	(397)
Other financial income	269	290	240
Other financial expense	(185)	(171)	(159)
Net income (loss) from equity affiliates	665	918	657
Income taxes	(593)	(2,240)	(772)
Consolidated net income	1,180	4,087	730
Group share	1,132	3,957	1,021
Non-controlling interests	48	130	(291)
Earnings per share ($)	0.40	1.48	0.37
Fully-diluted earnings per share ($)	0.40	1.47	0.37
(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
TOTAL
(unaudited)

(M$)	4th quarter 2018	3rd quarter 2018	4th quarter 2017
Consolidated net income	1,180	4,087	730
Other comprehensive income

Actuarial gains and losses	(112)	33	794
Change in fair value of investments in equity instruments	(3)	(2)	-
Tax effect	44	(13)	(373)
Currency translation adjustment generated by the parent company	(881)	(511)	1,432
Items not potentially reclassifiable to profit and loss	(952)	(493)	1,853
Currency translation adjustment	52	93	(585)
Available for sale financial assets	-	-	3
Cash flow hedge	(285)	55	174
Variation of foreign currency basis spread	(14)	(39)	-
Share of other comprehensive income of equity affiliates, net amount	(266)	(142)	(5)
Other	(1)	(2)	-
Tax effect	98	(9)	(49)
Items potentially reclassifiable to profit and loss	(416)	(44)	(462)
Total other comprehensive income (net amount)	(1,368)	(537)	1,391

Comprehensive income	(188)	3,550	2,121
Group share	(221)	3,436	2,385
Non-controlling interests	33	114	(264)

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(M$) (a)	Year 2018 (unaudited)	Year 2017
Sales	209,363	171,493
Excise taxes	(25,257)	(22,394)
Revenues from sales	184,106	149,099
Purchases, net of inventory variation	(125,816)	(99,411)
Other operating expenses	(27,484)	(24,966)
Exploration costs	(797)	(864)
Depreciation, depletion and impairment of tangible assets and mineral interests	(13,992)	(16,103)
Other income	1,838	3,811
Other expense	(1,273)	(1,034)
Financial interest on debt	(1,933)	(1,396)
Financial income and expense from cash & cash equivalents	(188)	(138)
Cost of net debt	(2,121)	(1,534)
Other financial income	1,120	957
Other financial expense	(685)	(642)
Net income (loss) from equity affiliates	3,170	2,015
Income taxes	(6,516)	(3,029)
Consolidated net income	11,550	8,299
Group share	11,446	8,631
Non-controlling interests	104	(332)
Earnings per share ($)	4.27	3.36
Fully-diluted earnings per share ($)	4.24	3.34
(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
TOTAL
(M$)	Year 2018 (unaudited)	Year 2017
Consolidated net income	11,550	8,299
Other comprehensive income

Actuarial gains and losses	(12)	823
Change in fair value of investments in equity instruments	-	-
Tax effect	13	(390)
Currency translation adjustment generated by the parent company	(4,022)	9,316
Items not potentially reclassifiable to profit and loss	(4,021)	9,749
Currency translation adjustment	1,113	(2,578)
Available for sale financial assets	-	7
Cash flow hedge	25	324
Variation of foreign currency basis spread	(80)	-
Share of other comprehensive income of equity affiliates, net amount	(540)	(677)
Other	(5)	-
Tax effect	14	(100)
Items potentially reclassifiable to profit and loss	527	(3,024)
Total other comprehensive income (net amount)	(3,494)	6,725

Comprehensive income	8,056	15,024
Group share	8,021	15,312
Non-controlling interests	35	(288)

CONSOLIDATED BALANCE SHEET
TOTAL
(M$)	December 31, 2018 (unaudited)	September 30, 2018 (unaudited)	December 31, 2017
ASSETS
Non-current assets
Intangible assets, net	28,922	27,356	14,587
Property, plant and equipment, net	113,324	115,136	109,397
Equity affiliates : investments and loans	23,444	23,402	22,103
Other investments	1,421	1,602	1,727
Non-current financial assets	680	1,129	679
Deferred income taxes	6,663	5,186	5,206
Other non-current assets	2,509	3,167	3,984
Total non-current assets	176,963	176,978	157,683
Current assets
Inventories, net	14,880	19,689	16,520
Accounts receivable, net	17,270	20,010	14,893
Other current assets	14,724	18,613	14,210
Current financial assets	3,654	3,553	3,393
Cash and cash equivalents	27,907	25,252	33,185
Assets classified as held for sale	1,364	207	2,747
Total current assets	79,799	87,324	84,948
Total assets	256,762	264,302	242,631
LIABILITIES & SHAREHOLDERS' EQUITY
Shareholders' equity
Common shares	8,227	8,304	7,882
Paid-in surplus and retained earnings	120,569	123,167	112,040
Currency translation adjustment	(11,313)	(10,321)	(7,908)
Treasury shares	(1,843)	(2,957)	(458)
Total shareholders' equity - Group share	115,640	118,193	111,556
Non-controlling interests	2,474	2,430	2,481
Total shareholders' equity	118,114	120,623	114,037
Non-current liabilities
Deferred income taxes	11,490	12,138	10,828
Employee benefits	3,363	3,308	3,735
Provisions and other non-current liabilities	21,432	18,740	15,986
Non-current financial debt	40,129	41,088	41,340
Total non-current liabilities	76,414	75,274	71,889
Current liabilities
Accounts payable	26,134	28,100	26,479
Other creditors and accrued liabilities	22,246	24,429	17,779
Current borrowings	13,306	15,180	11,096
Other current financial liabilities	478	669	245
Liabilities directly associated with the assets classified as held for sale	70	27	1,106
Total current liabilities	62,234	68,405	56,705
Total liabilities & shareholders' equity	256,762	264,302	242,631

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)

(M$)	4th quarter 2018	3rd quarter 2018	4th quarter 2017
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	1,180	4,087	730
Depreciation, depletion, amortization and impairment	4,553	3,477	5,857
Non-current liabilities, valuation allowances and deferred taxes	(1,356)	320	(44)
(Gains) losses on disposals of assets	(390)	(267)	(71)
Undistributed affiliates' equity earnings	147	(416)	(54)
(Increase) decrease in working capital	6,425	(1,578)	2,206
Other changes, net	81	113	(9)
Cash flow from operating activities	10,640	5,736	8,615
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(4,550)	(3,352)	(4,662)
Acquisitions of subsidiaries, net of cash acquired	49	(2,714)	(3)
Investments in equity affiliates and other securities	(529)	(271)	(231)
Increase in non-current loans	(160)	(147)	(207)
Total expenditures	(5,190)	(6,484)	(5,103)
Proceeds from disposals of intangible assets and property, plant and equipment	1,321	113	901
Proceeds from disposals of subsidiaries, net of cash sold	27	(11)	213
Proceeds from disposals of non-current investments	753	107	5
Repayment of non-current loans	382	688	348
Total divestments	2,483	897	1,467
Cash flow used in investing activities	(2,707)	(5,587)	(3,636)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	-	16	33
- Treasury shares	(1,744)	(844)	-
Dividends paid:
- Parent company shareholders	(705)	-	(643)
- Non-controlling interests	(4)	(9)	(54)
Issuance of perpetual subordinated notes	-	-	-
Payments on perpetual subordinated notes	(59)	-	(57)
Other transactions with non-controlling interests	(1)	(621)	(2)
Net issuance (repayment) of non-current debt	931	2,146	1,531
Increase (decrease) in current borrowings	(2,994)	(1,965)	(878)
Increase (decrease) in current financial assets and liabilities	(242)	69	(916)
Cash flow used in financing activities	(4,818)	(1,208)	(986)
Net increase (decrease) in cash and cash equivalents	3,115	(1,059)	3,993
Effect of exchange rates	(460)	(164)	609
Cash and cash equivalents at the beginning of the period	25,252	26,475	28,583
Cash and cash equivalents at the end of the period	27,907	25,252	33,185

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(M$)	Year 2018 (unaudited)	Year 2017
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	11,550	8,299
Depreciation, depletion, amortization and impairment	14,584	16,611
Non-current liabilities, valuation allowances and deferred taxes	(887)	(384)
(Gains) losses on disposals of assets	(930)	(2,598)
Undistributed affiliates' equity earnings	(826)	42
(Increase) decrease in working capital	769	827
Other changes, net	443	(478)
Cash flow from operating activities	24,703	22,319
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(17,080)	(13,767)
Acquisitions of subsidiaries, net of cash acquired	(3,379)	(800)
Investments in equity affiliates and other securities	(1,108)	(1,368)
Increase in non-current loans	(618)	(961)
Total expenditures	(22,185)	(16,896)
Proceeds from disposals of intangible assets and property, plant and equipment	3,716	1,036
Proceeds from disposals of subsidiaries, net of cash sold	12	2,909
Proceeds from disposals of non-current investments	1,444	294
Repayment of non-current loans	2,067	1,025
Total divestments	7,239	5,264
Cash flow used in investing activities	(14,946)	(11,632)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	498	519
- Treasury shares	(4,328)	-
Dividends paid:
- Parent company shareholders	(4,913)	(2,643)
- Non-controlling interests	(97)	(141)
Issuance of perpetual subordinated notes	-	-
Payments on perpetual subordinated notes	(325)	(276)
Other transactions with non-controlling interests	(622)	(4)
Net issuance (repayment) of non-current debt	649	2,277
Increase (decrease) in current borrowings	(3,990)	(7,175)
Increase (decrease) in current financial assets and liabilities	(797)	1,903
Cash flow used in financing activities	(13,925)	(5,540)
Net increase (decrease) in cash and cash equivalents	(4,168)	5,147
Effect of exchange rates	(1,110)	3,441
Cash and cash equivalents at the beginning of the period	33,185	24,597
Cash and cash equivalents at the end of the period	27,907	33,185

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
TOTAL
(Unaudited: Year 2018)
	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders' equity - Group share	Non-controlling interests	Total shareholders' equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2017	2,430,365,862	7,604	105,547	(13,871)	(10,587,822)	(600)	98,680	2,894	101,574
Net income 2017	-	-	8,631	-	-	-	8,631	(332)	8,299
Other comprehensive Income	-	-	718	5,963	-	-	6,681	44	6,725
Comprehensive Income	-	-	9,349	5,963	-	-	15,312	(288)	15,024
Dividend	-	-	(6,992)	-	-	-	(6,992)	(141)	(7,133)
Issuance of common shares	98,623,754	278	4,431	-	-	-	4,709	-	4,709
Purchase of treasury shares	-	-	-	-	-	-	-	-	-
Sale of treasury shares (1)	-	-	(142)	-	2,211,066	142	-	-	-
Share-based payments	-	-	151	-	-	-	151	-	151
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(302)	-	-	-	(302)	-	(302)
Other operations with non-controlling interests	-	-	(8)	-	-	-	(8)	4	(4)
Other items	-	-	6	-	-	-	6	12	18
As of December 31, 2017	2,528,989,616	7,882	112,040	(7,908)	(8,376,756)	(458)	111,556	2,481	114,037
Net income 2018	-	-	11,446	-	-	-	11,446	104	11,550
Other comprehensive Income	-	-	(20)	(3,405)	-	-	(3,425)	(69)	(3,494)
Comprehensive Income	-	-	11,426	(3,405)	-	-	8,021	35	8,056
Dividend	-	-	(7,881)	-	-	-	(7,881)	(97)	(7,978)
Issuance of common shares	156,203,090	476	8,366	-	-	-	8,842	-	8,842
Purchase of treasury shares	-	-	-	-	(72,766,481)	(4,328)	(4,328)	-	(4,328)
Sale of treasury shares (1)	-	-	(240)	-	4,079,257	240	-	-	-
Share-based payments	-	-	294	-	-	-	294	-	294
Share cancellation	(44,590,699)	(131)	(2,572)	-	44,590,699	2,703	-	-	-
Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(315)	-	-	-	(315)	-	(315)
Other operations with non-controlling interests	-	-	(517)	-	-	-	(517)	(99)	(616)
Other items	-	-	(32)	-	-	-	(32)	154	122
As of December 31, 2018	2,640,602,007	8,227	120,569	(11,313)	(32,473,281)	(1,843)	115,640	2,474	118,114
(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

4th quarter 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,390	3,510	23,365	23,226	4	-	52,495
Intersegment sales	7,918	536	8,786	246	18	(17,504)	-
Excise taxes	-	-	(822)	(5,361)	-	-	(6,183)
Revenues from sales	10,308	4,046	31,329	18,111	22	(17,504)	46,312
Operating expenses	(4,766)	(3,803)	(31,552)	(17,671)	(246)	17,504	(40,534)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,740)	(113)	(311)	(187)	(11)	-	(4,362)
Operating income	1,802	130	(534)	253	(235)	-	1,416
Net income (loss) from equity affiliates and other items	647	91	144	5	29	-	916
Tax on net operating income	(771)	(106)	230	(69)	48	-	(668)
Net operating income	1,678	115	(160)	189	(158)	-	1,664
Net cost of net debt							(484)
Non-controlling interests							(48)
Net income - group share							1,132

4th quarter 2018 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	43	-	-	-	-	43
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	43	-	-	-	-	43
Operating expenses	1	(72)	(1,323)	(197)	-	-	(1,591)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,191)	(31)	(2)	-	-	-	(1,224)
Operating income (b)	(1,190)	(60)	(1,325)	(197)	-	-	(2,772)
Net income (loss) from equity affiliates and other items	(207)	-	(150)	(5)	-	-	(362)
Tax on net operating income	599	(1)	415	58	-	-	1,071
Net operating income (b)	(798)	(61)	(1,060)	(144)	-	-	(2,063)
Net cost of net debt							(4)
Non-controlling interests							35
Net income - group share							(2,032)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	-	-	(1,299)	(158)	-
On net operating income	-	-	(963)	(113)	-

4th quarter 2018 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,390	3,467	23,365	23,226	4	-	52,452
Intersegment sales	7,918	536	8,786	246	18	(17,504)	-
Excise taxes	-	-	(822)	(5,361)	-	-	(6,183)
Revenues from sales	10,308	4,003	31,329	18,111	22	(17,504)	46,269
Operating expenses	(4,767)	(3,731)	(30,229)	(17,474)	(246)	17,504	(38,943)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,549)	(82)	(309)	(187)	(11)	-	(3,138)
Adjusted operating income	2,992	190	791	450	(235)	-	4,188
Net income (loss) from equity affiliates and other items	854	91	294	10	29	-	1,278
Tax on net operating income	(1,370)	(105)	(185)	(127)	48	-	(1,739)
Adjusted net operating income	2,476	176	900	333	(158)	-	3,727
Net cost of net debt							(480)
Non-controlling interests							(83)
Adjusted net income - group share							3,164

4th quarter 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,635	210	668	627	50	-	5,190
Total divestments	1,638	319	482	38	6	-	2,483
Cash flow from operating activities (*)	6,785	(41)	3,080	1,226	(410)	-	10,640

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

3rd quarter 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,734	5,267	23,572	23,144	-	-	54,717
Intersegment sales	8,538	455	9,280	242	12	(18,527)	-
Excise taxes	-	-	(823)	(5,494)	-	-	(6,317)
Revenues from sales	11,272	5,722	32,029	17,892	12	(18,527)	48,400
Operating expenses	(4,559)	(5,535)	(30,593)	(17,147)	(151)	18,527	(39,458)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,714)	(84)	(294)	(176)	(11)	-	(3,279)
Operating income	3,999	103	1,142	569	(150)	-	5,663
Net income (loss) from equity affiliates and other items	829	65	221	109	39	-	1,263
Tax on net operating income	(1,975)	(33)	(292)	(166)	146	-	(2,320)
Net operating income	2,853	135	1,071	512	35	-	4,606
Net cost of net debt							(519)
Non-controlling interests							(130)
Net income - group share							3,957

3rd quarter 2018 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	-	-	-	-	-	-
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	-	-	-	-	-	-
Operating expenses	(50)	(64)	176	47	-	-	109
Depreciation, depletion and impairment of tangible assets and mineral interests	(65)	(39)	-	-	-	-	(104)
Operating income (b)	(115)	(103)	176	47	-	-	5
Net income (loss) from equity affiliates and other items	39	(25)	9	-	-	-	23
Tax on net operating income	65	(9)	(52)	(9)	-	-	(5)
Net operating income (b)	(11)	(137)	133	38	-	-	23
Net cost of net debt							(44)
Non-controlling interests							20
Net income - group share							(1)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	-	-	179	47	-
On net operating income	-	-	135	38	-

3rd quarter 2018 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,734	5,267	23,572	23,144	-	-	54,717
Intersegment sales	8,538	455	9,280	242	12	(18,527)	-
Excise taxes	-	-	(823)	(5,494)	-	-	(6,317)
Revenues from sales	11,272	5,722	32,029	17,892	12	(18,527)	48,400
Operating expenses	(4,509)	(5,471)	(30,769)	(17,194)	(151)	18,527	(39,567)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,649)	(45)	(294)	(176)	(11)	-	(3,175)
Adjusted operating income	4,114	206	966	522	(150)	-	5,658
Net income (loss) from equity affiliates and other items	790	90	212	109	39	-	1,240
Tax on net operating income	(2,040)	(24)	(240)	(157)	146	-	(2,315)
Adjusted net operating income	2,864	272	938	474	35	-	4,583
Net cost of net debt							(475)
Non-controlling interests							(150)
Adjusted net income - group share							3,958

3rd quarter 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,796	3,001	377	293	17	-	6,484
Total divestments	563	129	88	117	-	-	897
Cash flow from operating activities (*)	4,821	(554)	1,338	752	(621)	-	5,736

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

4th quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,185	4,083	20,661	20,419	3	-	47,351
Intersegment sales	6,506	311	7,890	207	90	(15,004)	-
Excise taxes	-	-	(828)	(5,081)	-	-	(5,909)
Revenues from sales	8,691	4,394	27,723	15,545	93	(15,004)	41,442
Operating expenses	(3,806)	(4,385)	(26,191)	(14,849)	(305)	15,004	(34,532)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,890)	(319)	(284)	(185)	(13)	-	(5,691)
Operating income	(5)	(310)	1,248	511	(225)	-	1,219
Net income (loss) from equity affiliates and other items	348	51	199	76	6	-	680
Tax on net operating income	(537)	(86)	(67)	(157)	55	-	(792)
Net operating income	(194)	(345)	1,380	430	(164)	-	1,107
Net cost of net debt							(377)
Non-controlling interests							291
Net income - group share							1,021

4th quarter 2017 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	21	-	-	-	-	21
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	21	-	-	-	-	21
Operating expenses	-	(243)	355	33	-	-	145
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,382)	(266)	(3)	(10)	-	-	(2,661)
Operating income (b)	(2,382)	(488)	352	23	-	-	(2,495)
Net income (loss) from equity affiliates and other items	(112)	(22)	9	(19)	-	-	(144)
Tax on net operating income	495	(67)	133	(10)	(136)	-	415
Net operating income (b)	(1,999)	(577)	494	(6)	(136)	-	(2,224)
Net cost of net debt							(8)
Non-controlling interests							381
Net income - group share							(1,851)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	-	-	423	31	-
On net operating income	-	-	354	11	-

4th quarter 2017 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,185	4,062	20,661	20,419	3	-	47,330
Intersegment sales	6,506	311	7,890	207	90	(15,004)	-
Excise taxes	-	-	(828)	(5,081)	-	-	(5,909)
Revenues from sales	8,691	4,373	27,723	15,545	93	(15,004)	41,421
Operating expenses	(3,806)	(4,142)	(26,546)	(14,882)	(305)	15,004	(34,677)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,508)	(53)	(281)	(175)	(13)	-	(3,030)
Adjusted operating income	2,377	178	896	488	(225)	-	3,714
Net income (loss) from equity affiliates and other items	460	73	190	95	6	-	824
Tax on net operating income	(1,032)	(19)	(200)	(147)	191	-	(1,207)
Adjusted net operating income	1,805	232	886	436	(28)	-	3,331
Net cost of net debt							(369)
Non-controlling interests							(90)
Adjusted net income - group share							2,872

4th quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,490	306	710	570	27	-	5,103
Total divestments	1,334	46	36	45	6	-	1,467
Cash flow from operating activities (*)	4,174	667	3,030	1,015	(271)	-	8,615

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

Year 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	10,989	16,136	92,025	90,206	7	-	209,363
Intersegment sales	31,173	1,889	35,462	979	64	(69,567)	-
Excise taxes	-	-	(3,359)	(21,898)	-	-	(25,257)
Revenues from sales	42,162	18,025	124,128	69,287	71	(69,567)	184,106
Operating expenses	(18,304)	(17,434)	(120,393)	(66,737)	(796)	69,567	(154,097)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,288)	(731)	(1,222)	(709)	(42)	-	(13,992)
Operating income	12,570	(140)	2,513	1,841	(767)	-	16,017
Net income (loss) from equity affiliates and other items	2,686	318	782	307	77	-	4,170
Tax on net operating income	(6,068)	(173)	(445)	(532)	375	-	(6,843)
Net operating income	9,188	5	2,850	1,616	(315)	-	13,344
Net cost of net debt							(1,794)
Non-controlling interests							(104)
Net income - group share							11,446

Year 2018 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	56	-	-	-	-	56
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	56	-	-	-	-	56
Operating expenses	(199)	(237)	(616)	(45)	(9)	-	(1,106)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,256)	(516)	(2)	-	-	-	(1,774)
Operating income (b)	(1,455)	(697)	(618)	(45)	(9)	-	(2,824)
Net income (loss) from equity affiliates and other items	(335)	(40)	(116)	(5)	-	-	(496)
Tax on net operating income	768	(14)	205	14	-	-	973
Net operating income (b)	(1,022)	(751)	(529)	(36)	(9)	-	(2,347)
Net cost of net debt	-	-	-	-	-	-	(67)
Non-controlling interests	-	-	-	-	-	-	301
Net income - group share	-	-	-	-	-	-	(2,113)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	-	-	(589)	(6)	-
On net operating income	-	-	(413)	(5)	-

Year 2018 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	10,989	16,080	92,025	90,206	7	-	209,307
Intersegment sales	31,173	1,889	35,462	979	64	(69,567)	-
Excise taxes	-	-	(3,359)	(21,898)	-	-	(25,257)
Revenues from sales	42,162	17,969	124,128	69,287	71	(69,567)	184,050
Operating expenses	(18,105)	(17,197)	(119,777)	(66,692)	(787)	69,567	(152,991)
Depreciation, depletion and impairment of tangible assets and mineral interests	(10,032)	(215)	(1,220)	(709)	(42)	-	(12,218)
Adjusted operating income	14,025	557	3,131	1,886	(758)	-	18,841
Net income (loss) from equity affiliates and other items	3,021	358	898	312	77	-	4,666
Tax on net operating income	(6,836)	(159)	(650)	(546)	375	-	(7,816)
Adjusted net operating income	10,210	756	3,379	1,652	(306)	-	15,691
Net cost of net debt							(1,727)
Non-controlling interests							(405)
Adjusted net income - group share							13,559

Year 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	15,282	3,539	1,781	1,458	125	-	22,185
Total divestments	4,952	931	919	428	9	-	7,239
Cash flow from operating activities (*)	19,803	(670)	4,308	2,759	(1,497)	-	24,703

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

BUSINESS SEGMENT INFORMATION
TOTAL

Year 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	8,477	12,854	75,505	74,634	23	-	171,493
Intersegment sales	22,837	1,180	26,844	857	374	(52,092)	-
Excise taxes	-	-	(3,008)	(19,386)	-	-	(22,394)
Revenues from sales	31,314	14,034	99,341	56,105	397	(52,092)	149,099
Operating expenses	(14,672)	(13,828)	(94,097)	(53,629)	(1,107)	52,092	(125,241)
Depreciation, depletion and impairment of tangible assets and mineral interests	(13,850)	(482)	(1,074)	(657)	(40)	-	(16,103)
Operating income	2,792	(276)	4,170	1,819	(750)	-	7,755
Net income (loss) from equity affiliates and other items	1,546	31	2,979	497	54	-	5,107
Tax on net operating income	(2,233)	(140)	(944)	(561)	540	-	(3,338)
Net operating income	2,105	(385)	6,205	1,755	(156)	-	9,524
Net cost of net debt							(1,225)
Non-controlling interests							332
Net income - group share							8,631

Year 2017 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	(20)	-	-	-	-	(20)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(20)	-	-	-	-	(20)
Operating expenses	(119)	(389)	167	(11)	(64)	-	(416)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,308)	(291)	(53)	(10)	-	-	(4,662)
Operating income (b)	(4,427)	(700)	114	(21)	(64)	-	(5,098)
Net income (loss) from equity affiliates and other items	(328)	(116)	2,177	102	-	-	1,835
Tax on net operating income	875	(54)	124	(2)	(114)	-	829
Net operating income (b)	(3,880)	(870)	2,415	79	(178)	-	(2,434)
Net cost of net debt							(29)
Non-controlling interests							516
Net income - group share							(1,947)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	-	-	344	13	-
On net operating income	-	-	298	(3)	-

Year 2017 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	8,477	12,874	75,505	74,634	23	-	171,513
Intersegment sales	22,837	1,180	26,844	857	374	(52,092)	-
Excise taxes	-	-	(3,008)	(19,386)	-	-	(22,394)
Revenues from sales	31,314	14,054	99,341	56,105	397	(52,092)	149,119
Operating expenses	(14,553)	(13,439)	(94,264)	(53,618)	(1,043)	52,092	(124,825)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,542)	(191)	(1,021)	(647)	(40)	-	(11,441)
Adjusted operating income	7,219	424	4,056	1,840	(686)	-	12,853
Net income (loss) from equity affiliates and other items	1,874	147	802	395	54	-	3,272
Tax on net operating income	(3,108)	(86)	(1,068)	(559)	654	-	(4,167)
Adjusted net operating income	5,985	485	3,790	1,676	22	-	11,958
Net cost of net debt							(1,196)
Non-controlling interests							(184)
Adjusted net income - group share							10,578

Year 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	12,802	797	1,734	1,457	106	-	16,896
Total divestments	1,918	73	2,820	413	40	-	5,264
Cash flow from operating activities (*)	12,821	1,055	7,411	2,221	(1,189)	-	22,319
* Reclassification of intercompany transactions between Upstream and Corporate for €823 million with no impact on the total of cash flow from operating activities

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

Reconciliation of the information by business segment with consolidated financial statements
TOTAL
(unaudited)

4th quarter 2018 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	52,452	43	52,495
Excise taxes	(6,183)	-	(6,183)
Revenues from sales	46,269	43	46,312
Purchases, net of inventory variation	(31,944)	(1,476)	(33,420)
Other operating expenses	(6,798)	(115)	(6,913)
Exploration costs	(201)	-	(201)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,138)	(1,224)	(4,362)
Other income	425	57	482
Other expense	(124)	(191)	(315)
Financial interest on debt	(525)	(4)	(529)
Financial income and expense from cash & cash equivalents	(30)	-	(30)
Cost of net debt	(555)	(4)	(559)
Other financial income	269	-	269
Other financial expense	(185)	-	(185)
Net income (loss) from equity affiliates	893	(228)	665
Income taxes	(1,664)	1,071	(593)
Consolidated net income	3,247	(2,067)	1,180
Group share	3,164	(2,032)	1,132
Non-controlling interests	83	(35)	48

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
4th quarter 2017 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	47,330	21	47,351
Excise taxes	(5,909)	-	(5,909)
Revenues from sales	41,421	21	41,442
Purchases, net of inventory variation	(28,020)	361	(27,659)
Other operating expenses	(6,370)	(216)	(6,586)
Exploration costs	(287)	-	(287)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,030)	(2,661)	(5,691)
Other income	220	292	512
Other expense	(208)	(362)	(570)
Financial interest on debt	(344)	(8)	(352)
Financial income and expense from cash & cash equivalents	(45)	-	(45)
Cost of net debt	(389)	(8)	(397)
Other financial income	240	-	240
Other financial expense	(159)	-	(159)
Net income (loss) from equity affiliates	731	(74)	657
Income taxes	(1,187)	415	(772)
Consolidated net income	2,962	(2,232)	730
Group share	2,872	(1,851)	1,021
Non-controlling interests	90	(381)	(291)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements
TOTAL

Year 2018 (M$) (unaudited)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	209,307	56	209,363
Excise taxes	(25,257)	-	(25,257)
Revenues from sales	184,050	56	184,106
Purchases, net of inventory variation	(125,134)	(682)	(125,816)
Other operating expenses	(27,060)	(424)	(27,484)
Exploration costs	(797)	-	(797)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,218)	(1,774)	(13,992)
Other income	1,518	320	1,838
Other expense	(448)	(825)	(1,273)
Financial interest on debt	(1,866)	(67)	(1,933)
Financial income and expense from cash & cash equivalents	(188)	-	(188)
Cost of net debt	(2,054)	(67)	(2,121)
Other financial income	1,120	-	1,120
Other financial expense	(685)	-	(685)
Net income (loss) from equity affiliates	3,161	9	3,170
Income taxes	(7,489)	973	(6,516)
Consolidated net income	13,964	(2,414)	11,550
Group share	13,559	(2,113)	11,446
Non-controlling interests	405	(301)	104

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
Year 2017 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	171,513	(20)	171,493
Excise taxes	(22,394)	-	(22,394)
Revenues from sales	149,119	(20)	149,099
Purchases, net of inventory variation	(99,534)	123	(99,411)
Other operating expenses	(24,427)	(539)	(24,966)
Exploration costs	(864)	-	(864)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,441)	(4,662)	(16,103)
Other income	772	3,039	3,811
Other expense	(389)	(645)	(1,034)
Financial interest on debt	(1,367)	(29)	(1,396)
Financial income and expense from cash & cash equivalents	(138)	-	(138)
Cost of net debt	(1,505)	(29)	(1,534)
Other financial income	957	-	957
Other financial expense	(642)	-	(642)
Net income (loss) from equity affiliates	2,574	(559)	2,015
Income taxes	(3,858)	829	(3,029)
Consolidated net income	10,762	(2,463)	8,299
Group share	10,578	(1,947)	8,631
Non-controlling interests	184	(516)	(332)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.